Exhibit 1

FOR IMMEDIATE RELEASE	17 May 2017

WPP PLC (“WPP”)

Director’s Dealing

WPP was notified today that Mr Roberto Quarta, Chairman of WPP plc, purchased 10,000 WPP ordinary shares at a price of £17.29 per share on 17th May 2017. Mr Quarta’s holding in WPP is now 37,500 ordinary shares.

Contact:

Feona McEwan, WPP        +44(0) 20 7408 2204

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